UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

**Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934**

Filed by the Registrant ☒
Filed by a Party other than the Registrant ☐
Check the appropriate box:

☐ Preliminary Proxy Statement
☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**
☐ Definitive Proxy Statement
☒ Definitive Additional Materials
☐ Soliciting Material Pursuant to § 240.14a-12

Stage Stores, Inc.
(Name of Registrant as Specified In Its Charter)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14a-6(i) (1) and 0-11.
    (1) Title of each class of securities to which transaction applies:_____
    (2) Aggregate number of securities to which transaction applies:_____
    (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):_____
    (4) Proposed maximum aggregate value of transaction:_____
    (5) Total fee paid:_____

☐   Fee paid previously with preliminary materials.
☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    (1) Amount Previously Paid:_____
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    (4) Date Filed: _____

Stage Stores, Inc.

Important Notice Regarding the Internet Availability of Proxy Materials for the 2012 Annual Meeting of Shareholders to Be Held on Thursday, June 7, 2012

The Notice of Annual Meeting, Proxy Statement, Annual Report and Annual Report on Form 10-K are available at:
http://www.proxyvoting.com/ssi

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

STAGE STORES, INC.

If you want to receive a paper or e-mail copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed below on or before May 25, 2012 to facilitate timely delivery.

TO REQUEST PAPER COPIES OF PROXY MATERIALS:
(please reference your 11-digit control number when requesting materials)
By opting out to receive printed materials, your preference for future proxy mailings will be kept on our file.

Telephone: **1-888-313-0164**
(outside of the U.S. and Canada call 201-680-6688).

Email: **shrrelations@bnymellon.com**
(you must reference your 11-digit control number in your email)

Internet: **http://www.proxyvoting.com/ssi**

TO VOTE YOUR SHARES SEE INSTRUCTIONS ON REVERSE SIDE
This is not a proxy card. You cannot use this notice to vote your shares.

Dear Stage Stores, Inc. Shareholder:

The 2012 Annual Meeting of Shareholders of Stage Stores, Inc. (the "Company") will be held at the offices of the Company, 10201 Main Street, Houston, Texas 77025, on Thursday, June 7, 2012, at 1:00 p.m. (local time).

Proposals to be considered at the Annual Meeting:

(1) Election of seven Directors for a term of one year;
(2) Advisory Resolution to Approve Executive Compensation;
(3) Approval of Material Terms of Executive Officer Performance Goals;
(4) Ratification of the Selection of Deloitte & Touche LLP as Independent Registered Public Accounting Firm for Fiscal 2012;
(5) Such other matters as may properly come before the Annual Meeting or any adjournment thereof.

The Board of Directors recommends a vote "<u>FOR</u>" Items 1, 2, 3 and 4.

The Board of Directors has fixed the close of business on April 12, 2012 as the record date (the "Record Date") for the determination of shareholders entitled to receive notice of, and to vote at, the Annual Meeting.

CONTROL NUMBER



YOU MUST REFERENCE YOUR 11-DIGIT CONTROL NUMBER WHEN YOU REQUEST A PAPER COPY OF THE PROXY MATERIALS OR TO VOTE YOUR PROXY ELECTRONICALLY.

23400

Shareholders of record as of the Record Date are encouraged and cordially invited to attend the Annual Meeting. Directions to attend the Annual Meeting where you may vote in person can be found in the Investor Relations section of our website: www.stagestoresinc.com.

Meeting Location:

Company Headquarters
10201 Main Street
Houston, TX 77025

The following materials are available for you to review online:

- the Company's Notice of 2012 Annual Meeting of Shareholders and Proxy Statement;
- the Company's Annual Report to Shareholders and Annual Report on Form 10-K for the fiscal year ended January 28, 2012.

To request a paper copy of the Proxy Materials (there are three ways):

(you must reference your 11-digit control number located on the reverse side of this form)
Telephone: **1-888-313-0164** (outside of the U.S. and Canada call 201-680-6688)
Email: **shrrelations@bnymellon.com** *(you must reference your 11-digit control number in your email)*
Internet: **http://www.proxyvoting.com/ssi**

The Proxy Materials for Stage Stores, Inc. are available to review at:

http://www.proxyvoting.com/ssi

Have this notice available when you request a paper copy of the Proxy Materials,
when you want to view your proxy materials online or when you want to
vote your proxy electronically.

HOW TO VOTE BY INTERNET

We encourage you to review the proxy materials online before voting.

You can use the Internet to vote your shares. On the landing page of the website referenced above, you will see a box labeled "To Vote Your Shares by Internet". Click on **"Vote Now"** in the box to access the electronic proxy card and vote your shares. Have this notice in hand when you access the website.

You will need to reference the 11-digit control number located on the reverse side.

SECURITY MEASURES

In accordance with the Company's security procedures, all persons attending the Annual Meeting of Shareholders must present this Notice card and picture identification. If you are a shareholder of record and plan to attend the meeting in person, please bring this Notice card with you to the meeting.

For security purposes, briefcases, bags, purses, backpacks and other containers
will be subject to search at the door.

23400